EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES

JOINT SUBMISSION FOR BITUMEN ROYALTY IN KIND PROCESSING AGREEMENT

CALGARY, ALBERTA – JANUARY 28, 2010 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural”) announces that, together with North West Upgrading Inc. (“NWU”), it has submitted a joint proposal to the Alberta Government to construct and operate a bitumen refinery near Redwater, Alberta. This submission enables the Alberta Government to achieve its objective to upgrade its bitumen share of royalties from Alberta producers. In conjunction with the joint proposal, Canadian Natural has agreed, subject to a number of conditions, to acquire 50% of the assets of NWU and form a partnership to construct and operate the facility. Closing of the acquisition is targeted for later in 2010 and remains subject to satisfaction of a number of conditions.

Phase 1 of the proposed facility includes a one step conversion process of 50,000 bbl/d of bitumen to finished products and an integrated CO2 management solution. The process incorporates gasification to convert the bottom of the barrel to hydrogen and reduces the need for natural gas. CO2 from the facility will be used for enhanced oil recovery purposes significantly reducing emissions, and when onstream, the facility will be one of the most advanced upgrading and refinery complexes in the world from an environmental perspective. The proposed facility can be expanded in two additional identical phases of 50,000 bbl/d of bitumen, provided economics justify the investment.

Canadian Natural will hold a 50% interest in the venture, and as Canada’s largest heavy oil producer, Canadian Natural believes it is important in the mid and long term to ensure additional upgrading capacity is constructed to develop heavy oil demand and facilitate unlocking the vast potential of our heavy oil assets located in Alberta. As such Canadian Natural has also agreed to supply 12,500 bbl/d of its own bitumen production to Phase 1 of the proposed facility.

NWU, the initial operator, brings its own significant expertise to the development, with Canadian Natural to provide guidance and share recent experiences in the construction of mega projects in Alberta, yet allowing the Company’s technical teams to remain focused on Canadian Natural’s Defined Plan for profitable growth.

In commenting on the proposal, Steve Laut, President of Canadian Natural commented, “We are pleased to partner with NWU and believe that the plan is already well progressed with significant engineering completed to date, the land and permits obtained in an exceptionally favorable location, as well as an NWU management team that has both built and operated similar facilities in the past. Overall, this plan represents a further extension of our already successful three-pronged heavy oil marketing strategy by increasing conversion capacity. We are also supporting the Alberta Government’s efforts to build upgrading and refining capacity in Alberta, creating additional employment and wealth opportunities for Albertans. The ability to participate in future expansions allows Canadian Natural the option to capture more of the heavy oil value chain. Finally, I believe that this structure allows participation without any reduction in our ability to stay focused on the development of Canadian Natural’s vast resource potential.”

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnr.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

CANADIAN NATURAL RESOURCES LIMITED

2500, 855 – 2nd Street S.W.

Calgary, Alberta

T2P 4J8

Telephone: (403) 514-7777 Facsimile: (403) 514-7888 Email: ir@cnrl.com Website: www.cnrl.com Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange	ALLAN P. MARKIN Chairman JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President and Chief Operating Officer	DOUGLAS A. PROLL Chief Financial Officer and Senior Vice-President, Finance COREY B. BIEBER Vice-President, Finance and Investor Relations

2 Canadian Natural Resources Limited